Exhibit 12

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
(dollars in millions)	2014	2013	2013	2012	2011	2010	2009
Income (Loss) from Continuing Operations Before Income Taxes	$119	$(64)	$(71)	$(374)	$(786)	$(712)	$(623)
Interest on Debt, Net of Capitalized Interest	151	169	649	733	716	586	595
Amortization of Capitalized Interest	—	—	—	—	—	—	—
Portion of rents deemed representative of the interest factor (1/3)	25	26	101	101	77	69	68
Earnings (Losses) Available for Fixed Charges	$295	$131	$679	$460	$7	$(57)	$40
Interest on Debt	151	169	649	733	716	586	595
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	25	26	101	101	77	69	68
Total Fixed Charges	$176	$195	$750	$834	$793	$655	$663
Ratio of Earnings to Fixed Charges	1.7	—	—	—	—	—	—
Deficiency	$—	$(64)	$(71)	$(374)	$(786)	$(712)	$(623)